May 31, 2018

Via EDGAR

Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:	Caldeonia Mining Corporation Plc – Request for Acceleration
Registration Statement on Form F-3
Filed on May 9, 2018
File No. 333-224784

Ladies and Gentlemen:

Caledonia Mining Corporation Plc (“Caledonia”), hereby respectfully requests that the United States Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form F-3 (No. 333-224784) and to permit said Registration Statement to become effective by no later than 5:00 p.m. Eastern Time on June 5, 2017.

Caledonia hereby authorizes Richard Raymer, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact Richard Raymer of Dorsey & Whitney LLP at (416) 367-7388 with any questions with respect to this request.

Very truly yours,

By:	/s/ Steve Curtis
Name:	Steve Curtis
Title:	CEO